Exhibit 12.1

Shea Homes Limited Partnership and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. In calculating the ratio of earnings to fixed charges, earnings are calculated as (a) income (loss) before income taxes, excluding income (loss) from joint ventures, plus (b) fixed charges, plus (c) capitalized interest included in cost of sales, plus (d) distributed income of equity investees, minus (e) interest capitalized. Fixed charges are comprised of (a) interest incurred and (b) the portion of rental expense deemed to be representative of an interest factor. For the years ended December 31, 2010, 2009, 2008 and 2007, earnings were insufficient to cover fixed charges for each such year by $9.7 million, $350.8 million, $553.9 million and $401.4 million, respectively. For the nine months ended September 30, 2011 and 2010, earnings were insufficient to cover fixed charges for the period by $69.0 million and $21.4 million, respectively.

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(In millions, except ratios)
Earnings:
(Loss) / income before income taxes, excluding equity in income (loss) from joint ventures	$(109,766)	$(58,895)	$(67,395)	$(433,189)	$(600,907)	$(476,268)	$454,806
Plus:
Fixed charges	53,906	43,316	62,111	59,339	57,718	79,448	85,334
Capitalized interest included in cost of sales	27,014	31,541	48,782	81,729	46,064	46,632	60,913
Distribution of earnings from Unconsolidated Joint Ventures	—	—	400	630	937	28,198	7,066
Less:
Interest capitalized	(40,164)	(37,398)	(53,553)	(59,339)	(57,718)	(79,488)	(85,334)

Total earnings as calculated	(69,010)	(21,436)	(9,655)	(350,830)	(553,906)	(401,438)	522,785

Fixed charges:
Interest incurred	53,906	43,316	62,111	59,339	57,718	79,488	85,334
Portion of rental expense deemed to be representative of an interest factor	—	—	—

Total fixed charges	$53,906	$43,316	$62,111	$59,339	$57,718	$79,488	$85,334

Ratio of earnings to fixed charges	—	—	—	—	—	—	6.1x